Filed Pursuant to Rule 424(b)(3)
File Number 333-123228
PROSPECTUS SUPPLEMENT NO. 1
to Prospectus declared
effective on February 13, 2006
(Registration No. 333-123228)
SPARK NETWORKS PLC
This Prospectus Supplement No. 1 supplements our Prospectus dated February 13, 2006. The selling shareholders identified in the Prospectus are offering ordinary shares in the form of American Depositary Shares, or ADSs. Each ADS represents the right to receive one ordinary share. We will not receive any proceeds from the sale of the shares by the selling shareholders, except for funds received from the exercise of warrants and options held by selling shareholders, if and when exercised.
You should read this Prospectus Supplement No. 1 together with the Prospectus.
This Prospectus Supplement No. 1 includes certain information from a press release issued on February 16, 2006 announcing our fourth quarter and full year 2005 financial results.
Our ADSs are listed on the American Stock Exchange under the trading symbol “LOV.”
NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
The date of this Prospectus Supplement No. 1 is February 16, 2006

SPARK NETWORKS® REPORTS FOURTH QUARTER AND FULL YEAR 2005 FINANCIAL RESULTS
BEVERLY HILLS, Calif., February 16, 2006 — Spark Networks plc (AMEX: LOV), a leading provider of online personals services, today reported fourth quarter and full year 2005 financial results.
Financial Results
Reported revenue for the fourth quarter of 2005 was $16.6 million, a decrease of 3%, compared to $17.1 million, over the same period in 2004. This decrease is primarily the result of lower AmericanSingles revenue due to a significant cut in marketing expenditures for the website, designed to improve its contribution margin. Revenue for the year ended December 31, 2005 was $65.5 million, an increase of 1%, compared to revenue of $65.1 million, for the year ended December 31, 2004.
Total operating expenses for the fourth quarter of 2005 were $10.8 million, a decrease of 10%, compared to $12.0 million, in the same period in 2004. Total operating expenses for the year ended December 31, 2005 were $42.0 million, a decrease of 8%, compared to operating expenses of $45.5 million, for the same period ended December 31, 2004. The decline in operating expenses was primarily due to a decrease in G&A expense as a result of the continued right-sizing of the Company’s infrastructure.
With share compensation expenses included, the Company reported a net loss of $403,000, or $(0.01) per share, for the fourth quarter of 2005, compared to a net loss of $1.6 million, or $(0.06) per share, for the same period in 2004. For the year ended December 31, 2005, the Company reported a net loss of $1.4 million, or $(0.06) per share, compared to a net loss of $11.6 million, or $(0.51) per share, for the year ended December 31, 2004. During the third quarter of 2005, the Company began accounting for share options in accordance with the Statement of Financial Accounting Standards No. 123 (R), Share-Based payment (“SFAS 123 (R)”). Periods prior to the third quarter of 2005 do not contain any expense for share options in accordance with SFAS 123(R). Due to the Company’s implementation of SFAS 123 (R), the net loss for the year ended December 31, 2005 includes compensation expense related to share options of $2.7 million. Excluding FAS 123 (R), the Company would have reported a profit for the year of $0.05 per share, compared to a $(0.44) per share loss in 2004.2 See the attached Consolidated Statement of Operations for the Share-Based Compensation Expense for each period.
EBITDAS (EBITDA adjusted to remove share compensation expense) for the fourth quarter of 2005 was $2.0 million, compared to EBITDAS of $7,000, during the same period in 2004. EBITDAS for the year ended December 31, 2005 was $6.0 million, compared to an EBITDAS loss of $6.0 million, for the year ended December 31, 2004. See the attached Consolidated Statement of Operations for a reconciliation of EBITDA and EBITDAS to net income (loss).

Balance Sheet, Cash, Debt
As of December 31, 2005, the Company had a cash and marketable securities position of $17.3 million, compared to cash and marketable securities of $7.4 million for the year ended December 31, 2004. The increase in cash and marketable securities on the balance sheet is partially the result of the exercise of options to purchase 4.0 million shares by the Company’s founders. As a result of this exercise, the share count increased from 26.2 million to 30.2 million. As of December 31, 2005, the Company had remaining payments in respect of the purchase of MingleMatch, Inc. of $9.0 million. Of this amount, $2.0 million was paid in January 2006, $3.0 million is due in March 2006 and $4.0 million is due in May 2006. As of December 31, 2005, the Company has accumulated over $50.0 million of NOLs.
Segment Reporting3
The Company reported fourth quarter 2005 revenue for its JDate segment of $6.8 million, an increase of 10%, compared to $6.2 million, in the same period in 2004. For the year ended December 31, 2005, JDate segment revenue was $26.0 million, an increase of 9%, compared to $23.8 million, in the year ended December 31, 2004.
The Company reported fourth quarter 2005 revenue for its AmericanSingles segment of $6.7 million, a decrease of 22%, compared to $8.6 million, in the same period in 2004. For the year ended December 31, 2005, AmericanSingles segment revenue was $29.2 million, a decrease of 17%, compared to $35.2 million, in the year ended December 31, 2004.
The Company reported fourth quarter 2005 revenue for its Other Businesses segment of $3.1 million, an increase of 41%, compared to $2.2 million, in the same period in 2004. For the year ended December 31, 2005, the Other Businesses segment reported revenue of $10.3 million, an increase of 72%, compared to $6.0 million, in the year ended December 31, 2004. The 2005 results for the Other Businesses Segment includes the financial results for MingleMatch, Inc. which the Company acquired and consolidated during the second quarter of 2005.
Business Metrics
Average paying subscribers for the Company’s JDate segment were 73,700, during the fourth quarter of 2005, an increase of 8%, compared to 68,500, from the same period in 2004. For the year ended December 31, 2005, average paying subscribers for JDate were 70,500, an increase of 1%, compared to 69,800, for the year ended December 31, 2004.
Average paying subscribers for the Company’s AmericanSingles segment were 91,900, during the fourth quarter of 2005, a decrease of 29%, compared to 129,400, from the same period in 2004. For the year ended December 31, 2005, average paying subscribers for AmericanSingles were 105,300, a decrease of 21%, compared to 132,500, for the year ended December 31, 2004.

Average paying subscribers for the Company’s Other Businesses segment were 58,600, during the fourth quarter of 2005, an increase of 88%, compared to 31,100, from the same period in 2004. For the year ended December 31, 2005, average paying subscribers for the Company’s Other Businesses were 44,200, an increase of 86%, compared to 23,800, for the year ended December 31, 2004.
Average paying subscribers for the Company, as a whole, in the fourth quarter of 2005, were approximately 224,200, a decrease of 2%, compared to 229,000, from the same period in 2004. For the year, average paying subscribers were 220,000, a decrease of 3%, compared to 226,100, for the year ended December 31, 2004.
Direct subscriber acquisition cost4 (SAC) for the Company’s JDate segment in the fourth quarter of 2005 was $12.25, an increase of 15%, compared to $10.68, from the same period in 2004. For the year ended December 31, 2005, SAC for the Company’s JDate segment totaled $12.70, an increase of 57%, compared to $8.09, for the year ended December 31, 2004.
SAC for the Company’s AmericanSingles segment in the fourth quarter of 2005 was $36.66, compared to $36.52, in the same period in 2004. For the year ended December 31, 2005, SAC for the Company’s AmericanSingles segment totaled $35.16, a decrease of 19%, compared to $43.29, for the year ended December 31, 2004. The decrease in SAC for AmericanSingles is a result of the re-orientation of the Company’s marketing program during 2005, which resulted in a reduced AmericanSingles marketing spend.
SAC for the Company’s Other Businesses segment in the fourth quarter of 2005 was $29.73, a decrease of 11%, compared to $33.51, from the same period in 2004. For the year ended December 31, 2005, SAC for the Company’s Other Businesses segment totaled $32.05, a decrease of 8%, compared to $34.74, for the year ended December 31, 2004.
SAC for the Company, as a whole, in the fourth quarter of 2005 was $27.78, a decrease of 5%, compared to $29.37, from the same period last year. For the year ended December 31, 2005, SAC totaled $28.36, a decrease of 16%, compared to $33.85, for the year ended December 31, 2004.
Safe Harbor Statement:
This press release contains forward-looking statements. Any statements in this news release that are not statements of historical fact may be considered to be forward-looking statements. Written words such as “may,” “will,” “expect,” “believe,” “anticipate,” “estimate,” “intends,” “goal,” “objective,” “seek,” “attempt,” or variations of these or similar words, identify forward-looking statements. By their nature, forward-looking statements and forecasts involve risks and uncertainties because they relate to events and depend on circumstances that will occur in the near future. There are a number of factors that could cause actual results and developments to differ materially, including, but not limited to, our ability to attract members, convert members into paying subscribers and retain our paying subscribers, our ability to keep pace with rapid technological changes, the strength of our existing brands and our ability to maintain and enhance those brands and our dependence upon the telecommunications infrastructure and out networking hardware and software infrastructure. For a discussion of those and further risks and uncertainties, please see our filings with the Securities and Exchange Commission. We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information that we file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C., 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our public filings with the SEC also are available from commercial document retrieval services and at the web site maintained by the SEC at http://www.sec.gov.
About Spark Networks plc:
Spark Networks’ American Depository Shares trade on the American Stock Exchange under the symbol “LOV” and its Global Depositary Shares trade on the Frankfurt Stock Exchange under the symbol “MHJG”. The Spark Networks portfolio of consumer websites includes, among others, JDate.com (www.jdate.com), AmericanSingles.com (www.americansingles.com), BlackSinglesConnection™.com (www.blacksinglesconnection.com) and ChristianMingle®.com (www.christianmingle.com).

[1]	“EBITDAS” is defined as earnings before interest, taxes, depreciation, amortization and share-based compensation. EBITDAS should not be construed as a substitute for net income (loss) or net cash provided by (used in) operating activities (all as determined in accordance with GAAP) for the purpose of analyzing our operating performance, financial position and cash flows, as EBITDAS is not defined by GAAP. However, the Company regards EBITDAS as a complement to net income and other GAAP financial performance measures, including an indirect measure of operating cash flow. As such, management believes that the investment community finds it to be a useful tool to perform meaningful comparisons of past, present and future operating results and as a means to evaluate the results of core on-going operations.

[2]	Share-Based Compensation is a non-cash charge recorded in the Company’s income statements. The Company believes that the non-GAAP financials measures that exclude share-based compensation from net income (loss) provide useful information to management and investors regarding how the expenses associated with the application of SFAS 123® are reflected on the statements of operations and facilitates comparisons to the Company’s historical operating results. The Company’s management uses this information internally for reviewing the financial results, forecasting and budgeting.

[3]	In accordance with Financial Accounting Standard No. 131, the Company’s financial reporting includes detailed data on three separate operating segments. The JDate segment consists of the Company’s JDate.com website and its co-branded websites. The AmericanSingles segment consists of the Company’s AmericanSingles.com website and its co-branded and private label websites. The Other Businesses segment consists of all of the Company’s other websites and businesses and gives effect to the MingleMatch acquisition on May 19, 2005.

[4]	Direct subscriber acquisition cost is defined as total direct marketing costs divided by the number of new paying subscribers during the period. This represents the average cost of acquiring a new paying subscriber during the period.
(CONSOLIDATED FINANCIAL STATEMENTS TO FOLLOW)

SPARK NETWORKS PLC
(formerly known as MatchNet plc)
CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

	DECEMBER 31,
	2005	2004
ASSETS
Current assets:
Cash and cash equivalents	$17,096	$4,265
Marketable securities	196	3,158
Restricted cash	1,085	1,330
Accounts receivable, net of allowance of $13	932	641
Advances to employees	1	20
Prepaid expenses and other	1,492	879

Total current assets	20,802	10,293
Property and equipment, net	4,453	6,467
Goodwill, net	17,344	7,955
Intangible assets, net	4,627	1,069
Investment in noncontrolled affiliate	1,099	1,167
Deposits and other assets	295	408

Total assets	$48,620	$27,359

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accounts payable	$2,267	$3,014
Accrued liabilities	3,632	8,052
Deferred revenue	4,991	3,933
Notes payable — current portion	9,930	400
Current portion of obligations under capital leases	—	173

Total current liabilities	20,820	15,572
Deferred tax liability	1,717	—
Notes payable — long term	900	1,300

Total liabilities	23,437	16,872
Shares subject to rescission	3,819	3,819
Commitments and contingencies	—	—
Shareholders’ equity:
Authorized capital (pound)800,000 divided into 80,000,000 ordinary shares of 1p each; issued and outstanding 30,241,496 shares as of December 31, 2005, 24,587,351 shares as of December 31, 2004 at a stated value of:	508	401
Additional paid-in-capital	66,313	50,423
Deferred share-based compensation	—	(305)
Accumulated other comprehensive income (loss)	(302)	(13)
Notes receivable from employees	(82)	(203)
Accumulated deficit	(45,073)	(43,635)

Total shareholders’ equity	21,364	6,668

Total liabilities and shareholders’ equity	$48,620	$27,359

SPARK NETWORKS PLC
(formerly known as MatchNet plc)
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)

	THREE MONTHS ENDED			YEARS ENDED
	DECEMBER 31,		DECEMBER 31,
	2005	2004	2005	2004	2003
Net revenues	$16,586	$17,052	$65,511	$65,052	$36,941

Direct marketing expenses	6,059	6,628	24,411	31,240	18,395

Contribution margin	10,527	10,424	41,100	33,812	18,546
Operating expenses(1):
Indirect marketing	450	547	1,208	2,607	986
Customer service	1,040	778	2,827	3,379	2,536
Technical operations	2,698	1,983	7,546	7,184	4,481
Product development	1,169	637	4,118	2,013	959

General and administrative	5,061	7,694	25,074	29,253	18,537
Amortization of intangible assets
other than goodwill	237	190	1,085	860	555
Impairment of long-lived assets	105	208	105	208	1,532

Total operating expenses	10,760	12,037	41,963	45,504	29,586

Operating loss	(233)	(1,613)	(863)	(11,692)	(11,040)

Interest (income) and other expenses, net	426	(52)	711	(66)	(188)

Loss before income taxes	(659)	(1,561)	(1,574)	(11,626)	(10,852)

Provision for income taxes	(256)	—	(136)	1	—

Net loss	$(403)	$(1,561)	$(1,438)	$(11,627)	$(10,852)

Net loss per share — basic and diluted	$(0.01)	$(0.06)	$(0.06)	$(0.51)	$(0.57)

Weighted average shares outstanding — basic and diluted	27,530	24,234	26,105	22,667	18,970

EBITDA
Net income (loss)	$(403)	$(1561)	$(1,438)	$(11,627)	$(10,852)
Interest	81	(21)	193	(32)	(163)
Taxes	(256)	—	(136)	1	—
Depreciation	913	857	3,624	3,065	1,441
Amortization	237	190	1,085	860	555

EBITDA	572	(535)	3,328	(7,733)	(9,019)
Share based compensation	1,393	542	2,717	1,704	1,871

EBITDAS	$1,965	$7	$6,045	$(6,029)	$(7,148)

1. Share based compensation included in operating expenses:
Indirect marketing	$14	$28	$24	$156	$79
Customer service	22	—	44	—	—
Technical operations	170	—	338	22	140
Product development	124	—	248	—	—
General and administrative	1063	514	2,063	1,526	1,652

2

SPARK NETWORKS PLC
(formerly known as MatchNet plc)
SEGMENT RESULTS FROM OPERATIONS
(in thousands)

	THREE MONTHS ENDED			YEARS ENDED
	DECEMBER 31,		DECEMBER 31,
	2005	2004	2005	2004	2003
NET REVENUES
JDate	$6,800	$6,198	$25,961	$23,820	$16,091
AmericanSingles	6,691	8,639	29,217	35,224	19,253
Other Businesses	3,095	2,215	10,333	6,008	1,597

Total Net revenues	$16,586	$17,052	$65,511	$65,052	$36,941

DIRECT MARKETING EXPENSES
JDate	$775	$587	$2,885	$1,740	$739
AmericanSingles	3,597	4,666	15,167	24,954	15,887
Other Businesses	1,687	1,375	6,359	4,546	1,769

Total Direct marketing expenses	$6,059	$6,628	$24,411	$31,240	$18,395

CONTRIBUTION MARGIN
JDate	$6,025	$5,611	$23,076	$22,080	$15,352
AmericanSingles	3,094	3,973	14,050	10,270	3,366
Other Businesses	1,408	840	3,974	1,462	(172)

Total Contribution margin	$10,527	$10,424	$41,100	$33,812	$18,546

SPARK NETWORKS PLC
(formerly known as MatchNet plc)
SEGMENT METRICS
(For the Period)

	THREE MONTHS ENDED			YEARS ENDED
	DECEMBER 31,			DECEMBER 31,
	2005	2004	2005	2004	2003
AVERAGE PAYING SUBSCRIBERS (Thousands)
JDate	73.7	68.5	70.5	69.8	50.7
AmericanSingles	91.9	129.4	105.3	132.5	71.5
Other Businesses	58.6	31.1	44.2	23.8	3.6

Total	224.2	229.0	220.0	226.1	125.8

AVERAGE MONTHLY NET REVENUE PER PAYING SUBSCRIBER
JDate	$30.74	$30.15	$30.70	$28.42	$26.44
AmericanSingles	24.26	22.25	23.12	22.16	22.43
Other Businesses	17.61	18.16	17.58	16.75	23.72
Total	24.66	24.06	24.44	23.53	24.09

3

	THREE MONTHS ENDED			YEARS ENDED
	DECEMBER 31,		DECEMBER 31,
	2005	2004	2005	2004	2003
DIRECT SUBSCRIBER ACQUISITION COST
JDate	$12.25	$10.68	$12.70	$8.09	$4.39
AmericanSingles	36.66	36.52	35.16	43.29	45.70
Other Businesses	29.73	33.51	32.05	34.74	80.32
Total	27.78	29.37	28.36	33.85	33.84

MONTHLY SUBSCRIBER CHURN
JDate	25.1%	26.0%	25.9%	25.8%	22.4%
AmericanSingles	35.0%	36.4%	36.3%	35.6%	32.1%
Other Businesses	27.2%	29.6%	25.6%	26.8%	33.4%
Total	29.7%	32.4%	30.8%	31.7%	28.2%
WE DEFINE OUR KEY BUSINESS METRICS AS FOLLOWS:
•	Average paying subscribers: Paying subscribers are defined as individuals who have paid a monthly fee for access to communication and website features beyond those provided to our members. Average paying subscribers for each month are calculated as the sum of the paying subscribers at the beginning and end of the month, divided by two. Average paying subscribers for periods longer than one month are calculated as the sum of the average paying subscribers for each month, divided by the number of months in such period.

•	Average monthly net revenue per paying subscriber: Average monthly net revenue per paying subscriber represents the total net subscriber revenue for the period divided by the number of average paying subscribers for the period, divided by the number of months in the period.

•	Direct subscriber acquisition cost: Direct subscriber acquisition cost is defined as total direct marketing costs divided by the number of new paying subscribers during the period. This represents the average cost of acquiring a new paying subscriber during the period.

•	Monthly subscriber churn: Monthly subscriber churn represents the ratio, expressed as a percentage, of (i) the number of paying subscriber cancellations during the period divided by the number of average paying subscribers during the period and (ii) the number of months in the period.

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